As filed with the Securities and Exchange Commission on May 11, 2006	Registration No. 333-131025

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

UNILEVER PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

ENGLAND
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York 10013
(212) 816-6763
(Address, including zip code, and telephone number, including area code, of Depositary’s principal executive offices)

Ronald M. Soiefer, Esq.
Unilever United States, Inc.
700 Sylvan Avenue
Englewood Cliffs, NJ 07632
(201) 894-4000
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
Mark I. Greene, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000		Patricia Brigantic, Esq. Citibank, N.A. 388 Greenwich Street, 19th Floor New York, New York 10013 (212) 816-0885

It is proposed that this filing become effective under Rule 466:

☐ immediately upon filing.
☑ on May 19, 2006 at 5:30PM.

If a separate registration statement has been filed to register the deposited shares, check the following box ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, to be represented by one (1) ordinary share, nominal value 3 1/9 pence per share, of Unilever PLC	N/A	N/A	N/A	N/A
*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shallconstitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Principal Location of Information in Form of American Depositary Receipt (“Receipt”)

Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top center

Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt - Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph (13); Reverse of Receipt – Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3) and (6); Reverse of Receipt – Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs (22) and (23) (no provision for extensions).

(viii)	Rights of holders of ADSs to inspect the transfer books of the depositary and the list of holders of ADSs	Face of Receipt – Paragraph (13).

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (7); Reverse of Receipt – Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly against holders of ADSs	Face of Receipt – Paragraph (10).

Item 2. AVAILABLE INFORMATION		Face of Receipt – Paragraph (13).

     Unilever PLC (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports and other information can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

PROSPECTUS

THE PROSPECTUS CONSISTS OF THE PROPOSED FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE FORM OF AMENDMENT NO. 1 TO AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (A)(II) TO THIS POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-6 AND IS INCORPORATED HEREIN BY REFERENCE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

               (a)(i) Amended and Restated Deposit Agreement, dated as of February 14, 2006, by and among, Unilever PLC (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a)(i).

               (a)(ii) Form of Amendment No.1 to Amended and Restated Deposit Agreement, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a)(ii).

               (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – None.

               (d) Opinion of counsel to the Depositary as to the legality of the securities to be registered.*

               (e) Certificate under Rule 466. – Filed herewith as Exhibit (e).

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.*

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-131025), filed with the Commission on January 13, 2006.

Item 4. UNDERTAKINGS

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               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               b) If the amount of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

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SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of February 14, 2006, as proposed to be amended by the Form of Amendment No.1 to Amended and Restated Deposit Agreement, by and among Unilever PLC, Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No.1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of May, 2006.

Legal entity created by the Amended and Restated Deposit Agreement, dated as of February 14, 2006, as proposed to be amended by the Form of Amendment No.1 to Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued each American Depositary Share to represent one (1) ordinary share nominal value of 3 1/9 pence per share, of Unilever PLC.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susanna Ansala

Name:	Susanna Ansala
Title:	Vice President

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No.1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on the 10th day of May, 2006.

UNILEVER PLC

By:	/s/ Steve Williams

Name:	Steve Williams
Title:	Secretary

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No.1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 10, 2006.

Name	Title

*	Group Chief Executive
(Principal Executive Officer)
Patrick Cescau

*	Chief Financial Officer
(Principal Financial Officer)
Rudy Markham

*	Chief Accountant
(Principal Accounting Officer/Controller)
Graeme Pitkethly

*	Chairman, Non-Executive Director

Antony Burgmans

*	Executive Director

Cornelis Job van der Graaf

*	Executive Director

Ralph Kugler

*	Non-Executive Director

The Rt. Hon. The Lord Brittan of Spennithorn QC, DL

*	Non-Executive Director

The Rt. Hon. The Baroness Chalker of Wallasey

*	Non-Executive Director

Professor Wim Dik

*		Non-Executive Director

The Lord Simon of Highbury CBE

*		Non-Executive Director

Jeroen van der Veer

Non-Executive Director
Charles Golden

Non-Executive Director
Byron Grote

Non-Executive Director
Jean-Cyril Spinetta

Non-Executive Director
Kornelis Storm

Authorized Representative in the United States

*

Name:	Ronald M. Soiefer
Title:	Senior Vice President, General Counsel and Secretary

*	By: /s/ Steve Williams

Steve Williams
Attorney–in–fact

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Amended and Restated Deposit Agreement

(a)(ii)	Form of Amendment No.1 to Amended and Restated Deposit Agreement

(e)	Certification under Rule 466